Form 10KSB, Exhibit 13
period 1997-03-31
SENTO TECHNICAL INNOVATIONS CORP
filed 1997-06-30
CIK 4317

FINANCIAL HIGHLIGHTS

                                      1997*           1996           1995
-------------------------------------------------------------------------------
Revenues                              $17,609,586    $13,873,401     $9,674,683
-------------------------------------------------------------------------------
Net income                                $22,416       $339,555        $98,735
-------------------------------------------------------------------------------
Earnings per share                           $.01           $.08           $.03
-------------------------------------------------------------------------------
Cash                                   $2,225,338     $1,552,806       $766,247
-------------------------------------------------------------------------------
Working capital                        $2,139,580       $943,332       $183,268
-------------------------------------------------------------------------------
Total assets                           $7,049,268     $4,544,825     $2,815,857
-------------------------------------------------------------------------------
Long term debt                           $208,075       $215,691       $223,412
-------------------------------------------------------------------------------
Stockholders equity                    $3,113,651     $1,480,907       $423,294
-------------------------------------------------------------------------------
Shares outstanding                      4,351,134      3,891,325             --
-------------------------------------------------------------------------------


[GRAPHICS]
[GRAPHICS]
[GRAPHICS]

TABLE OF CONTENTS

Financial Highlights                                 2
------------------------------------------------------
Message to the Shareholders                          4
------------------------------------------------------
An Introduction to Sento                             6
------------------------------------------------------
Highlights of Fiscal 1997                            8
------------------------------------------------------
Management's Discussion and Analysis
of Financial Condition and Results of Operation     12
------------------------------------------------------
Independent Auditor's Report                        17
------------------------------------------------------
   Consolidated Balance Sheets                      18
   ---------------------------------------------------
   Consolidated Statements of Operations            19
   ---------------------------------------------------
   Consolidated Statements of Stockholder's Equity  20
   ---------------------------------------------------
   Consolidated Statements of Cash Flows            21
   ---------------------------------------------------
   Notes to the Consolidated Financial Statements   22
------------------------------------------------------
Market Information                                  29
------------------------------------------------------
Corporate Information                               30
------------------------------------------------------

OUR SUCCESS CONTINUES TO BE DRIVEN BY OUR UNIQUE ENGINEERING, SALES, MARKETING, AND DISTRIBUTION CAPABILITIES IN THE RAPIDLY EXPANDING WINDOWS NT, UNIX, AND INTERNETWORKING COMPUTING ENVIRONMENTS.

MESSAGE TO THE SHAREHOLDERS

                                    1997: BUILDING A FOUNDATION FOR GROWTH

TO OUR FELLOW SHAREHOLDERS:

   The theme of our annual report, "1997: Building a Foundation for Growth", reflects the significant investment we are making in developing new products, broadening our sales and distribution channels, and expanding our technical engineering resources worldwide. These investments have resulted in the strong growth reported here and have positioned us for continued success and worldwide expansion.

   Sento enjoyed record growth again this year with revenues of $17,609,586 for the eleven month period ending March 31, 1997 compared with revenues of $13,873,401 for the twelve months ended April 30, 1996. This represents 27% topline growth. Our financial position at March 31, 1997 is the strongest in the company's history, and has significantly increased shareholder value. Cash per share was $ 0.51 at the year end, and net tangible book value was $
0.61 per share. It is also important to note that because we have changed our fiscal year end from April 30 to March 31, the financial statements for fiscal 1997 reflect only eleven months of operations.

   Our success continues to be driven by our unique engineering, sales, marketing, and distribution capabilities in the rapidly expanding Windows NT, UNIX, and Internetworking computing environments. To maximize our sales success in these high growth markets we have refocused our direct sales organization this year into three areas: Applications, Internetworking & Security, and Systems Management Solutions.

   We have also added and trained specialized pre-sales engineers in each of these areas to support increased effectiveness in large account and on-site sales situations.

   To obtain greater revenue leverage from Sento's software and system engineering competencies, Sento Technical Services Group was recently formed as a separate and distinct business unit. This technical services group expands the information technology services and consulting solutions available to our growing customer base in such areas as networking, systems performance, integration, automation, and Windows NT migration.

   We believe that increasing visibility and access to these services in North America, Europe, and Southeast Asia will have a very favorable impact on revenue growth and profitability as we move forward.

   The following key accomplishments are representative of our progress this year:

-Completion of an option agreement to acquire Australian Software Innovations
 Pty Ltd (ASI). ASI has contributed both outstanding system performance management technology and strategic access to the rapidly growing Southeast Asia/Pacific Rim region.

-Closing of the largest ever systems and services contract by Sento's wholly owned systems integration and consulting company, Spire Systems, Inc.

-Conclusion of major development projects delivering Corel WordPerfect 7 for Digital's UNIX and OpenVMS operating systems, resulting in contracts with the United Kingdom Court Service and an agreement with Digital Equipment Corporation to bundle demonstration copies of the product with all UNIX workstations shipped.

-Expansion of Sento's worldwide presence as a distributor of leading third party software products through the formation of DewPoint Distributed Solutions, Inc., resulting in new alliances with companies such as Secure Computing, ENLighten Software, INEX, and Corel Corporation.

-Roll-out of the OpenAviator Performance Management product line in North
 America and joint integration development with Digital's Polycenter Capacity Planner, resulting in sales to American Airlines, Thiokol Corporation, Lockheed-Martin, as well as other expanded sales and OEM opportunities.

-Selection by Corel Corporation as exclusive provider of support, help desk, and maintenance services on 15 different platforms for all Corel UNIX products, resulting in expansion of service related revenue through marketing and maintenance programs to a much larger installed customer base.

   As you review other major accomplishments and areas of investment highlighted on the following pages of this report we think you will recognize indications of our growing reputation as industry leaders in providing state-of-the-art products, consultation, training, and support solutions in the rapidly growing information technology and computer networking markets.

   As we continue 'building' Sento's leadership in these dynamic markets, we remain committed to using the finest building blocks of integrity, hard work, and dedication to customer satisfaction. We are confident that this commitment--in combination with the outstanding talents and continued dedication of our employees--will bring the rewards we all seek as shareholders.

   Thank you for your continued loyalty and support!

Sincerely,


/s/ Gary B. Godfrey


Gary B. Godfrey
Chairman & CEO


/s/ Robert K. Bench

Robert K. Bench
President & CFO



[PHOTO]

GARY B. GODFREY,
CHAIRMAN & CEO OF
SENTO TECHNICAL INNOVATIONS




[PHOTO]


ROBERT K. BENCH,
PRESIDENT & CFO OF
SENTO TECHNICAL INNOVATIONS

AN INTRODUCTION TO SENTO

SPIRE TECHNOLOGIES, INC.
DIRECT SOFTWARE SALES

Spire Technologies, one of the leading providers of Windows NT, UNIX, and OpenVMS software solutions and support services, was reorganized to more effectively penetrate the server computing marketplaces. Their new sales and pre-sales support teams are divided into the following three groups:

   End-User Applications: Focuses on office automation, remote control, electronic faxing, network management, and communications tools.

   Internet and Security Applications: Provides internet and intranet security, management, and electronic commerce tools, combined with consultation, design, and turnkey solutions services.

   Systems Management: Delivers system monitoring, performance enhancement, data storage and retrieval, help desk tools, and automated software management and distribution solutions.

   These teams are supported by the Sento Technical Services Group which provides consultation and configuration, front line support, installation and implementation services, integration assistance, user training, and custom product enhancement and development.

SPIRE SYSTEMS, INC.
SYSTEMS INTEGRATION

Spire Systems is an authorized value-added reseller of several leading manufacturers, including Digital Equipment Corporation and Oracle
Corporation. Spire Systems provides superior system hardware, desktop integration, configuration consultation, and Gold Key services.

   In addition, Spire Systems designs, implements, and manages computing solutions for every level of need--from recommending and integrating add-ons and peripherals, to custom configuring enterprise solutions. They are also trained and experienced with the wide range of products and services available from manufacturers like Digital so they can provide the detailed answers clients need.

   Spire Systems also offers Windows NT migration configuration services; integrates multi-vendor networks; provides network consultation with respect to connectivity, compatibility, interoperability, and management; performs LAN installation, including interface hardware and software; and timely, professional technical support.

DEWPOINT DISTRIBUTED SOLUTIONS, INC.
PRODUCT DISTRIBUTION

DewPoint Distributed Solutions provides distribution, reseller, and channel management worldwide for leading software manufacturers such as Corel Corporation, Trend Micro, Inc., Secure Computing Corporation, INEX Corporation, and Datapac Australia, Pty Ltd.

   With consultants, resellers, installation and training teams, and customer support centers located in North and South America, Europe, and Australia/ Southeast Asia, DewPoint is able to provide third-party products and services to Windows NT, UNIX, and Internet/Intranet resellers in virtually every corner of the world.

   As a value-added distributor, DewPoint offers superior products, technical services, marketing support, and sales assistance to their channel partners in order to provide key technology solutions, generate leads, and assist in closing sales.

[PHOTO]



DOUG YATES
PRESIDENT OF DEWPOINT
DISTRIBUTED SOLUTIONS




AUSTRALIAN SOFTWARE INNOVATIONS, PTY LTD.
DEVELOPMENT AND ASIAN DISTRIBUTION

ASI, in conjunction with Sento, produces the OpenAviator suite of UNIX and Windows NT-based management and performance monitoring utilities. This software is complemented by professional consultancy and integration, performance tuning education, and customized configuration and development services.

   ASI's Sydney development team, combined with Sento's development and support center located in Orem, Utah, cater to and support joint development efforts with organizations like Digital Equipment Corporation, and OEMs throughout the world.

   ASI is also the direct Asian distributor for Corel WordPerfect for OpenVMS and UNIX, Lotus 1-2-3 for OpenVMS, virus detection software from Trend Micro, and a number of other leading software products for end-user, Internet/Intranet, and systems management markets.


[PHOTO]



ENG LEE
MANAGING DIRECTOR OF
AUSTRALIAN SOFTWARE
INNOVATIONS PTY LTD.

Page>


SIGNIFICANT EVENTS OF FISCAL YEAR 1997

THESE ARE JUST A FEW OF THE HIGHLIGHTS AND ACCOMPLISHMENTS OF THE PAST YEAR. OUR COMPANY'S GROWTH HAS BEEN ACCOMPANIED BY AN EXCITING YEAR OF CHANGE AND ACTIVITY FOR SENTO AND ITS SUBSIDIARIES. THESE KEY EVENTS OF 1997 HAVE ALLOWED SENTO TO CREATE A STRONG FRAMEWORK ON WHICH TO BUILD OUR FUTURE.

MAY 1996

SENTO SIGNS EXCLUSIVE DISTRIBUTION AGREEMENT WITH AUSTRALIAN SOFTWARE
INNOVATIONS


Sento signed an exclusive distribution agreement with Australian Software Innovations, Pty Ltd. (ASI) to distribute, license, and support ASI's system monitoring and management tool, known in Australia as SYSMON. Owing to the use of that name in North America, the product is marketed under the name OpenAviator, and is sold as a modular suite of solutions. In addition, Sento was established as the North American development and support center for OpenAviator, providing local customization services and cooperative development assistance to ASI's development team in Sydney. In return, ASI provided on-site product and market development assistance with the year-long loan of key ASI sales and marketing personnel.

JUNE 1996

$1.5 MILLION PRIVATE PLACEMENT

The Company successfully completed the
placement of one and a half million dollars of common stock and warrants. These funds have provided the Company with the capital necessary to increase the development and expansion of its line of products and services.




APRIL
6,500 PIECE LANUTIL DIRECT MAIL CAMPAIGN

JUNE
10,000 PIECE DIRECT MAIL FOR THE BORDERWARE FIREWALL SERVER

NETSEE CONFERENCE - SAN FRANCISCO

JOINT SPIRE/DIGITAL SEMINAR FOR OPEN AVIATOR AND CAPACITY PLANNER

AUGUST 1996

GLOBAL SOFTWARE DISTRIBUTION COMPANY FORMED: DEWPOINT DISTRIBUTED SOLUTIONS



                    [Photo]



DewPoint Distributed Solutions was formed by the Company to assume responsibility for worldwide software distribution and channel management for a number of leading software manufacturers. DewPoint has established distribution relationships with several key software manufacturers, developed reseller channel partners throughout the world, and set up regional offices in the US, England, and Australia.

SEPTEMBER 1996

SENTO SECURES OPTION TO ACQUIRE AUSTRALIAN SOFTWARE INNOVATIONS, PTY LTD.

The Company obtained an option to acquire ASI, the manufacturer of OpenAviator, a leading systems performance management and monitoring tool for the UNIX and Windows NT marketplace. OpenAviator has significant market penetration in Asia and Europe, with growing customer acceptance now occurring in the United States and Canada. In addition to ASI's technology and development staff, this acquisition provides the Company with a strong point of distribution for Sento's other product offerings, including WordPerfect for the OpenVMS and UNIX platforms.

SEPTEMBER 1996

SPIRE SYSTEMS CLOSES LARGEST HARDWARE SALE IN COMPANY HISTORY: $1.4 MILLION



                [Photo]



After months of negotiations, Spire Systems closed its largest sale to date:
US $1.4 million dollars in hardware, software, and services to Utah Higher Education.

SEPTEMBER 1996

SENTO ANNOUNCES NEW RELEASE OF OPENAVIATOR



                [Photo]



The Company completed localization of the OpenAviator system performance management product and began market roll-out. This latest version provides a number of enhancements, additions, and improvements,and allows customers to purchase only those components currently needed, with the opportunity to buy additional components as necessary.



AUGUST

PERFECTCACHE DIRECT MAIL INSERT IN FALL 1996 "TO THE POINT" NEWSLETTER TO 9,000 CUSTOMERS



SEPTEMBER

EIGHT CITY INTERNET SECURITY SEMINAR ROADSHOW

OCTOBER 1996

COREL WORDPERFECT 7 FOR DIGITAL UNIX RELEASED



                [Photo]



The Company announced the successful first-time porting of Corel WordPerfect 7 to the Digital Equipment Corporation (Digital) UNIX computing platform. This latest release is the first of several projects under way as a result of the Company's strategic partnership with Corel Corporation (Corel). Corel WordPerfect 7 for Digital UNIX is available in two formats: a character-based version for users working on terminals, and a graphical version for customers using GUI terminals and workstations. The first large sale of this new product was consummated upon its release.

OCTOBER 1996

THREE DIRECT SALES GROUPS CREATED FOR SPIRE TECHNOLOGIES



                [Photo]



Spire Technologies reorganized its sales team to more effectively penetrate the server computing marketplaces. These teams are the End-User Applications group, which focuses on office automation, network management, remote support, electronic faxing, desktop publishing, and communications tools; the Internet and Security Applications group, which provides security, management, and electronic commerce tools combined with consultation, design, and turnkey solutions services; and the Systems Management group, which provides system monitoring, performance enhancement, data storage and retrieval, help desk, and automated software distribution solutions.

NOVEMBER 1996

SENTO INCLUDED ON THE NASDAQ STOCK MARKET

Sento was accepted on the NASDAQ Small Cap Stock Market with its new symbol, SNTO. Inclusion on the NASDAQ has provided additional market liquidity for Sento's common stock.

NOVEMBER 1996

COMPLETION OF INTEGRATION OF OPENAVIATOR'S DATA COLLECTION INTERFACE WITH DIGITAL'S POLYCENTER CAPACITY PLANNER TOOL

Sento and Digital completed the initial integration of Sento's OpenAviator product with Digital's Capacity Planner product. This allows users of Capacity Planner to collect information for modeling through OpenAviator's system data collectors from more than eighteen different UNIX platforms. A joint sales and marketing effort to promote and sell the greatly increased capabilities of both Digital's Capacity Planner and OpenAviator was begun simultaneously, to be launched upon the project's completion.




OCTOBER

OPENAVIATOR "ARE YOU FLYING YOUR SYSTEMS BLIND DIRECT MAIL CAMPAIGN - 10,000 PIECES

UNIX EXPO TRADE SHOW - NEW YORK CITY





NOVEMBER

DECUS '96 TRADE SHOW - ANAHEIM

FULL PAGE WORKPERFECT DISPLAY AD - UNIX REVIEW

RAXMASTER-DEMO CD DIRECT MAIL CAMPAIGN TO CURRENT CUSTOMER BASE




DECEMBER

CMG '96 TRADE SHOW - SAN DIEGO

35,000 PIECE WORDPERFECT FOR UNIX "PICK OF THE LITTER" DIRECT MAIL CAMPAIGN

OPENAVIATOR "ARE YOU FLYING YOUR SYSTEMS BLIND? SEQUENT USERS" DIRECT MAIL CAMPAIGN - 11,000 PIECES





JANUARY

USENIX '97 TRADE SHOW - ANAHEIM

SURF '97 TRADE SHOW - SAN DIEGO

DECEMBER 1996

FIRST LARGE SALE OF COREL WORDPERFECT FOR DIGITAL UNIX TO THE UK COURTS

The largest sale to date of Corel WordPerfect for Digital UNIX (character version) since its release was completed with the UK Courts by Sento's Master European Distributor of Corel WordPerfect, Avalan Technology.

DECEMBER 1996

FIRST SALE OF INTEGRATED OPENAVIATOR AND CAPACITY PLANNER TO AMERICAN AIRLINES

Following the completed integration of OpenAviator with Digital's Polycenter Capacity Planner, Spire Technologies successfully consummated its first sale of the combined products to American Airlines.

JANUARY 1997

NEW SENTO TECHNICAL SERVICES GROUP



                [Photo]



Sento organized its Technical Services Group into a separate and distinct business unit to expand the visibility of the information technologies services and consulting solutions available to our growing customer base. This new group provides customers with a wide range of design, implementation and development services, including: Windows NT migration, systems integration, product installation, system tuning, product training, customized product enhancements and development services, and hands-on system design and configuration services.

JANUARY 1997

SENTO EXPANDS SERVICES GROUP TO PROVIDE WORLDWIDE HELP DESK SUPPORT FOR COREL

Corel selected Sento's Technical Services Group to provide worldwide help desk services and technical support for their Corel WordPerfect for UNIX and CorelDRAW for UNIX customers. This arrangement has increased the Technical Services Group's workload by 140%, creating the need to expand Services personnel, while providing a significant new revenue opportunity to the Company in the form of annual maintenance contracts, as well as customer consulting, customized development, and support service contracts.


           [Photo]

FEBRUARY

DEWPOINT RESELLER ADVERTISEMENT IN UNIX REVIEW MAGAZINE SENT TO 38,000
RESELLERS

DEWPOINT RESELLER NEWSLETTER SENT TO 550 RESELLERS

MARCH

UNIFORUM '97 TRADE SHOW - SAN FRANCISCO

INTERNET WORLD '97 TRADE SHOW - LOS ANGELES

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF
OPERATIONS


OVERVIEW

   Historically, Sento Technical Innovations Corporation and its wholly owned subsidiaries have focused their sales and distribution efforts on two product lines within the mid-range client/server computer market niche: providing services as a VAR of Digital's network computer hardware systems and components, and acting as a distributor/VAR for a variety of software programs and applications developed by third parties. Recently, the Company has entered into strategic licensing and product development arrangements with IBM/Lotus, Corel/WordPerfect, Digital Equipment Corporation, and Australian Software Innovations, through which the Company became the licensed developer and sole distributor of various software products.

   As part of its ongoing efforts to support customers' needs in the areas of training, support, and system configuration, the Company offers its customers an annual maintenance agreement. This allows customers access to the technical resources and support personnel of the Company, including automatic product updates, "bug fixes", and system configuration consulting. The demand for technical computer systems consulting represents a growth opportunity for the Company. The Company hired additional technical consultants in January 1996, and the Company has continued its efforts to concentrate on marketing its consulting services to generate additional revenues.

   Since November 1995, the Company has expanded its distribution model to include software products that operate in the growing UNIX and Windows NT operating systems environments. In addition to increased product line, the Company also began marketing a family of products which provide solutions relating to the Internet. These products include a third-party product known in the industry as a "firewall," which is designed to protect an organization's computer network from access by unauthorized users, and an "anti-virus" product which is designed to protect the computer network from virus intrusion originating from the Internet.

   The combined revenues of the Company during fiscal year 1997 from these various activities are broken down as follows:

   - Open VMS software sales amounted to approximately  36% of revenues

   - System configuration services and hardware sales amounted to approximately 50% of revenues

   - Technical consulting and maintenance services amounted to approximately 14% of revenues

   With the addition of the new product lines, as described above, the Company's management anticipates that revenues from the sale of UNIX platform products, Internet security products, and technical consulting will grow faster, as a percentage of revenues, than the historical product lines offered by the Company.

   No single market sector represents a dominant portion of the Company's revenue base during fiscal year 1997. Governmental and educational institutions represent approximately 32% of revenues, and small to large corporations represent the remaining 68% of revenues. No single customer represents more than ten percent of the revenues of the Company.

   The Company sells its products through a direct sales force of 35 representatives in the United States, and through a number of third-party resellers in the Americas, Europe, Australia, and Southeast Asia. Domestic sales represented 92% of total revenues in 1997, with international sales representing the remaining 8%.

RESULTS OF OPERATIONS

   The following table sets forth, for the three most recent fiscal years, the amounts and percentage relationships to revenues of selected items of the Company's consolidated financial data.



                                        1997        % OF          %        1996        % OF      %        1995    % OF
                                       AMOUNT (1)   REVENUE     CHANGE    AMOUNT      REVENUE  CHANGE    AMOUNT  REVENUE
--------------------------------------------------------------------------------------------------------------------------------

Revenues:
  Software licenses and maintenance    $8,855,887    50%         15%   $7,694,695       55%      44%   $5,356,572   55%
  Hardware sales and services           8,753,699    50%         42%    6,178,706       45%      43%    4,318,111   45%
   Total Revenues                       17,609,586   100%         27%   13,873,401      100%      43%    9,674,683  100%

Cost of Sales:
  Software licenses and maintenance     3,927,280    22%         27%    3,100,738       22%       8%    2,879,943   30%
  Hardware sales and services           7,514,278    43%         40%    5,351,305       39%      43%    3,734,132   39%
   Total Cost of Sales                 11,441,558    65%         35%    8,452,043       61%      28%    6,614,075   69%

Gross Profit                            6,168,028    35%         14%    5,421,358       39%      77%    3,060,608   31%

Operating Expenses:
  Selling, General & Administration     5,711,061    32%         24%    4,605,402       33%      57%    2,927,081   30%
  Research & Development                  524,787     3%         96%      268,028        2%       --           --    --

Operating Income (Loss)                  (67,820)     --      (112)%      547,928        4%     310%      133,527    1%
Other Income (Expense)                    106,375     --       1015%     (11,628)        --    (199)%      11,696    --
Income Tax Expense                         16,139     --       (92)%      196,745        1%     323%       46,488    --
Net Income                                 22,416     --       (93)%      339,555        3%     244%       98,735    1%

Cash and Cash Equivalents               2,225,338                43%    1,552,806               103%      766,247
Working Capital                         2,139,580               127%      943,332               415%      183,268
Total Assets                            7,049,268                55%    4,544,825                61%    2,815,857
Stockholders' Equity                    3,113,651               110%    1,480,907               250%      423,294



   (1) Effective June 18, 1996, the Company changed its fiscal year from a fiscal year end of April 30 to a fiscal year end of March 31. Information set forth above for the Company's 1997 fiscal year reflects the Company's operations during the eleven month period from May 1, 1996 through March 31, 1997. Because the information set forth above for the Company's 1996 and 1995 fiscal years reflects the Company's operations during the twelve month periods ended April 30, 1996 and 1995, inter-year comparisons will be affected accordingly.

FISCAL 1997 COMPARED TO FISCAL 1996

REVENUES

Revenues for the eleven months ended March 31, 1997 increased to $17,609,586 from $13,873,401 for the twelve months ended April 30, 1996, an increase of 27%. The increase in revenues reflects increases in both software product sales and hardware product sales. New versions of existing software as well as software for new operating platforms were released during the eleven months ended March 31, 1997. Positive market acceptance of Digital's Alpha operating platform hardware system also contributed to the increase in hardware revenues.

GROSS PROFIT

Gross profit increased from $5,421,358, or 39% of revenues, for the twelve months ended April 30, 1996, to $6,168,028, or 35% of revenues, for the eleven months ended March 31, 1997. The strong sales of hardware products, which generally carry a lower margin than software products, along with increased start-up costs associated with expanding the Company's new UNIX product lines, contributed to the increase in cost of sales, resulting in lower gross profit margins.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general, and administrative expenses increased from $4,605,402, or 33% of revenues, for the twelve months ended April 30, 1996, as compared to $5,711,061, or 32% of revenues, for the eleven months ended March 31, 1997.

RESEARCH AND DEVELOPMENT EXPENSES

Prior to fiscal 1996, research and development expenses were minimal as the Company relied on its third-party manufacturers for substantially all product development activities. For the eleven months ended March 31, 1997, research and development expenses were $524,787, or three percent of revenues, compared to $268,028, or two percent of revenues, for the twelve months ended April 30, 1996. The increase was due principally to the Company's assumption of the full development responsibilities for several newly licensed software products.

OTHER INCOME (EXPENSE)

Other income consists of interest income, interest expense, and various other items. Other income (expense) increased from an expense of $11,628, or less than one percent of revenues, for the twelve months ended April 30, 1996, to income of $106,375, or less than one percent of revenues, for the eleven months ended March 31, 1997. Interest income increased during the eleven months ended March 31, 1997 due to interest earned on the proceeds received by the Company from the issuance of shares of Common Stock in the Private Placement which closed in June 1996.

NET INCOME

Net income decreased from $339,555, or two percent of revenues, for the twelve months ended April 30, 1996, to $22,416, or less than one percent of revenues, for the eleven months ended March 31, 1997. The decrease was primarily due to the increased research and development expenditures and costs related to the Company's expansion into the UNIX and Windows NT operating systems markets.

FISCAL 1996 COMPARED TO FISCAL 1995

REVENUES

Revenues increased to $13,873,401 for fiscal 1996 from $9,674,683 for fiscal 1995. The increase in revenues resulted principally from increased market penetration in both the software and hardware product lines. Software sales increased by $2,338,123 from fiscal 1995 to fiscal 1996. The increase was due primarily to the increased sales of WordPerfect for OpenVMS and new sales of UNIX and Windows NT products. Hardware sales in fiscal 1996 increased by $1,860,595 compared to fiscal 1995, largely as a result of the release and customer acceptance of Digital's Alpha operating platform hardware system during fiscal 1996. The Company's promotional efforts to bundle the new AlphaServer and Alpha version of WordPerfect also contributed to the increase in sales.

GROSS PROFIT

Gross profit increased from $3,060,608, or 31% of revenues, for fiscal 1995, to $5,421,358, to 39% of revenues, for fiscal 1996. The increase in gross profit as a percentage of revenues was attributable primarily to three major factors. First, the Company received the full license rights to WordPerfect for OpenVMS and Lotus products. This decreased the royalty paid to the owners and manufacturers of those products. Second, the new product lines sold by the Company were more technical in nature, and therefore carried a higher discount from the manufacturers. Third, the Company enjoyed a higher growth in revenues than the corresponding growth required for personnel; therefore, fixed costs related to cost of sales were spread over a larger sales base.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

Selling, general, and administrative expenses increased from $2,927,081, or 30% of revenues, for fiscal 1995 to $4,605,402, or 33% of revenues, for fiscal 1996. The increase was due primarily to four factors: First, the Company began expanding its international sales channel aggressively during fiscal 1996. Second, a new UNIX sales division was created to focus on new product lines. Third, activities relating to the Company's expanded accounting, legal, and public reporting requirements increased expenses. Fourth, activities relating to the Company's strategy of acquiring additional products and other companies required greater expenditures.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist principally of programming costs for new software and were not significant prior to 1996. During fiscal 1996, the Company assumed total development responsibility for several newly licensed products. During that year, the Company released a WordPerfect upgrade, version 5.1+ for Open VMS/VAX, WordPerfect 5.1+ for Open VMS/Alpha, and Lotus 1-2-3 for Open VMS/Alpha. Ongoing programming is necessary to keep pace with software innovations in several segments of the Company's market niche.

OTHER INCOME

Other income consisted primarily of interest income and interest expense. Interest income has been earned on excess cash invested in interest bearing instruments.

NET INCOME

Net income increased from $98,735, or one percent of revenues, for fiscal 1995, to $339,555, or three percent of revenues, for fiscal 1996. The increase in net income was primarily due to the robust sales of WordPerfect for OpenVMS during fiscal year 1996.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has satisfied its liquidity and capital resource requirements through cash flow from operations and Private Placement funding. Long-term bank borrowings have been kept to a minimum and used primarily for the purchase of a building to house a portion of the Company's operations.

During fiscal 1997 and 1996, the Company used and generated cash from operating activities in the amounts of ($874,429) and $362,131, respectively. For the same years, net cash increased $672,532 and $786,559 respectively. The Company's cash at the end of fiscal 1996 reflected the additional cash of $608,408 obtained by the Company in the Share Exchange and its cash at the end of fiscal 1997 reflected the addition of $1,561,168 obtained through the issuance of common stock pursuant to the Private Placement which closed in June 1996.

Working capital increased from $943,332 at April 30, 1996 to $2,139,580 at March 31, 1997. The Company's current ratio increased from 1.33 at April 30, 1996 to 1.57 at March 31, 1997. This increase was due to cash received from the Private Placement.

Effective June 1, 1996, the Company established two lines of credit with a commercial bank, one for $1,000,000, secured by trade receivables, at a rate equal to prime plus two percent, which expired June 1, 1997; the other for $350,000, secured by equipment, at prime plus two percent, expiring May 1, 1999. As of March 31, 1997, neither of these lines of credit had been used. The Company anticipates the renewal of the receivables credit line.

The Company continues to evaluate opportunities for the license or acquisition of additional software products as well as the possible acquisition of, or development of strategic alliances with, other companies which may have products or distribution channels that are compatible with the business objectives of the Company. The Company has obtained the Australian Software Innovations Option (ASI Option), which is exercisable until September 10, 1997; if the Company exercises the ASI Option or identifies and proceeds with any other acquisition or alliance opportunity, additional capital, in the form of debt or equity financing, may be required.

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings PER SHARE (SFAS 128). SFAS 128 establishes a different method of computing earnings per share than is currently required under the provisions of Accounting Principles Board No.
15. Under SFAS 128, the Company will be required to present both basic earnings per share and diluted earnings per share. While the Company has not yet performed the calculation, basic earnings per share is expected to be higher than the currently presented primary earnings per share as the effect of diluted stock options will not be considered in computing basic earnings per share. Adoption of SFAS 128 is required for financial statements for both interim and annual periods ending after December 15, 1997. Accordingly, the Company plans to adopt SFAS 128 in the quarter ended December 31, 1997. At that time, the Company will restate all historical earnings per share data presented to conform to the provisions of SFAS 128.

INDEPENDENT AUDITOR'S REPORT


The Board of Directors and Stockholders of Sento Technical Innovations
Corporation:

We have audited the accompanying consolidated balance sheets of Sento Technical Innovations Corporation and subsidiaries as of March 31, 1997 and April 30, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for the eleven and twelve month periods then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 1997 and April 30, 1996, and the results of their operations and their cash flows for the eleven and twelve month periods then ended in accordance with generally accepted accounting principles.

KPMG PEAT MARWICK LLP

Salt Lake City, Utah
June 12, 1997

CONSOLIDATED BALANCE SHEETS

ASSETS


                                                   MARCH 31,1997     APRIL 30, 1996
                                                  ---------------------------------
Current assets:
Cash                                                 $ 2,225,338        $ 1,552,806
Accounts receivable, less allowance for
doubtful accounts of $223,210 in 1997
and $137,934 in 1996                                   3,140,425          2,176,642
Inventories                                              155,465                 --
Other current assets (note 4)                            241,644              7,806
Deferred tax asset (note 5)                               98,917             42,723
-----------------------------------------------------------------------------------
    Total current assets                               5,861,789          3,779,977

Fixed assets (note 3):
  Land                                                    36,021             36,021
  Buildings                                              250,489            250,489
  Furniture and equipment                                772,321            526,005
  Transportation equipment                                11,516             11,516
  Accumulated depreciation                              (359,268)          (256,183)
-----------------------------------------------------------------------------------
    Net fixed assets                                     711,079            567,848
Interest in oil and gas properties (note 2)                   --            197,000
Other assets (note 4)                                    476,400                 --
-----------------------------------------------------------------------------------
                                                       7,049,268          4,544,825
                                                  ---------------------------------
                                                  ---------------------------------

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
  Current portion of long-term debt (note 3)          $    8,286         $    7,721
  Accounts payable                                     2,216,634          1,050,535
  Accrued liabilities                                    260,274            488,660
  Income taxes payable (note 5)                          132,207             52,715
  Deferred maintenance revenue                         1,099,849          1,017,364
  Other deferred revenue                                   4,959            219,650
  ---------------------------------------------------------------------------------
    Total current liabilities                          3,722,209          2,836,645
    -------------------------------------------------------------------------------
Long-term liabilities:

  Long-term debt, excluding current portion (note 3)     208,075            215,691
  Deferred tax liability (note 5)                          5,333             11,582
  ---------------------------------------------------------------------------------
    Total long-term liabilities                          213,408            227,273
    -------------------------------------------------------------------------------
  Commitments (notes 4 and 6)
  Stockholders' equity (notes 2 and 8):
    Common stock, $.25 par value. Authorized 8,000,000
    shares; issued and outstanding 4,351,134 shares in
    1997 and 3,891,325 shares in 1996                  1,087,784            972,832
  Additional paid-in capital                           1,595,376                 --
  Deferred compensation                                (100,000)                 --
  Retained earnings                                      530,491            508,075
  ---------------------------------------------------------------------------------
    Total stockholders' equity                         3,113,651          1,480,907
    -------------------------------------------------------------------------------
                                                     $ 7,049,268        $ 4,544,825



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

              SENTO TECHNICAL INNOVATIONS CORPORATION AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF OPERATIONS
                                                  Eleven months ended     Year ended
                                                    March 31, 1997      April 30, 1996
                                                    ----------------------------------
Revenues:
  Software licenses and maintenance                    $ 8,855,887         $ 7,694,695
  Hardware sales and service                             8,753,699           6,178,706
--------------------------------------------------------------------------------------
    Total revenues                                      17,609,586          13,873,401
    ----------------------------------------------------------------------------------
Cost of sales:
  Software licenses and maintenance                      3,927,280           3,100,738
  Hardware sales and service                             7,514,278           5,351,305
  ------------------------------------------------------------------------------------
    Total cost of sales                                 11,441,558           8,452,043
    ----------------------------------------------------------------------------------
    Gross profit                                         6,168,028           5,421,358
Selling, general, and administrative expenses            5,711,061           4,605,402
Research and development expense                           524,787             268,028
--------------------------------------------------------------------------------------
    Income (loss) from operations                         (67,820)             547,928
Other income (expense):
  Interest income                                           67,769              24,918
  Interest expense                                         (21,878)            (31,831)
  Other income (expense)                                    60,484              (4,715)
  ------------------------------------------------------------------------------------
    Total other income (expense)                           106,375             (11,628)
    ----------------------------------------------------------------------------------
    Income before taxes                                     38,555             536,300
    Income tax expense (note 5)                             16,139             196,745
    ----------------------------------------------------------------------------------
    Net income                                          $   22,416          $  339,555
    ----------------------------------------------------------------------------------
    ----------------------------------------------------------------------------------
    Net income per share                                 $     .01           $    0.08
    ----------------------------------------------------------------------------------
    ----------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

              SENTO TECHNICAL INNOVATIONS CORPORATION AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

ELEVEN MONTHS ENDED MARCH 31, 1997 AND YEAR ENDED APRIL 30, 1996


                                                             Common stock
                                                       ------------------------       Additional
                                                       ------------------------        paid-in  Treasury   Deferred
                                                          Shares         Amount        capital    stock  compensation
---------------------------------------------------------------------------------------------------------------------
Balances at April 30, 1995                               183,000        $ 2,000          7,410  (170,000)         --
Issuance of treasury stock                                 4,386             --         65,790    43,860          --
Business combination (note 2)                          3,703,939        970,832        (73,200)  126,140          --
Net income                                                    --             --             --        --          --
---------------------------------------------------------------------------------------------------------------------
Balances at April 30, 1996                             3,891,325        972,832             --        --          --
Issuance of common stock (note 8)                        446,048        111,512      1,449,656        --          --
Employee stock purchases                                  13,761          3,440         38,720        --          --
Deferred compensation related to
  grant of stock warrants (note 8)                            --             --        107,000        --    (107,000)
Amortization of deferred
  compensation (note 8)                                       --             --             --        --       7,000
Net income                                                    --             --             --        --          --
---------------------------------------------------------------------------------------------------------------------
Balances at March 31, 1997                             4,351,134    $ 1,087,784      1,595,376        --    (100,000)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------





                                                                  Total
                                                     Retained  stockholders'
                                                     earnings    equity
------------------------------------------------------------------------
Balances at April 30, 1995                            583,884    423,294
Issuance of treasury stock                                 --    109,650
Business combination (note 2)                        (415,364)   608,408
Net income                                            339,555    339,555
------------------------------------------------------------------------
Balances at April 30, 1996                            508,075  1,480,907
Issuance of common stock (note 8)                          --  1,561,168
Employee stock purchases                                   --     42,160
Deferred compensation related to
  grant of stock warrants (note 8)                         --         --
Amortization of deferred
  compensation (note 8)                                    --      7,000
Net income                                             22,416     22,416
------------------------------------------------------------------------
Balances at March 31, 1997                            530,491  3,113,651
------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

            SENTO TECHNICAL INNOVATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  Eleven months
                                                      ended        Year ended
                                                  March 31, 1997  April 30, 1996
                                                  --------------  --------------
Cash flows from operating activities:

   Net income                                      $    22,416     $  339,555
   Adjustments to reconcile net income to net
      cash provided by operating activities:
      Depreciation and amortization                    176,685         53,699
      Amortization of deferred compensation              7,000             --
      Provision for losses on accounts receivable       85,276             --
      Stock issued in lieu of compensation                  --        109,650
      Changes in operating assets and liabilities:
          Accounts receivable                       (1,049,059)      (632,225)
          Inventories                                 (155,465)         9,604
          Other current assets                        (233,838)            --
          Other assets                                (550,000)            --
          Deferred income taxes                        (62,443)         3,127
          Accounts payable                           1,166,099          5,327
          Accrued liabilities                         (228,386)       (95,987)
          Income taxes payable                          79,492         18,561
          Deferred maintenance revenue                  82,485        331,170
          Other deferred revenue                      (214,691)       219,650
          -------------------------------------------------------------------
             Net cash provided by (used in)
              operating activities                    (874,429)       362,131
             ----------------------------------------------------------------
Cash flows from investing activities:
   Capital expenditures                               (246,316)      (153,336)
   Proceeds from sale of oil and gas properties        197,000             --
   Net cash acquired in business combination                --        484,781
   --------------------------------------------------------------------------
             Net cash provided by (used in)
              investing activities                     (49,316)       331,445
             ----------------------------------------------------------------
Cash flows from financing activities:
   Proceeds from issuance of stock                   1,603,328             --
   Principal payments of long-term debt                 (7,051)       (87,527)
   Deposits for private placement subscription              --        180,510
   --------------------------------------------------------------------------
             Net cash provided by financing
              activities                             1,596,277         92,983
             ----------------------------------------------------------------
Net increase in cash                                   672,532        786,559
Cash at beginning of year                            1,552,806        766,247
-----------------------------------------------------------------------------
Cash at end of year                                $ 2,225,338     $1,552,806
-----------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest                             $    21,878     $   21,016
Cash paid for income taxes                                  --        378,587


SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

          SENTO TECHNICAL INNOVATIONS CORPORATION AND SUBSIDIARIES

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     MARCH 31, 1997 AND APRIL 30, 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

     Sento Technical Innovations Corporation (Sento) is the parent of Spire Technologies, Inc. (STI), Spire Systems Incorporated (SSI) (formerly Spire Technologies Systems Division, Inc.), DewPoint Distributed Solutions Incorporated (DewPoint), and Centerpost Innovations Pty Limited (Centerpost) (collectively, the Company). STI, SSI, and DewPoint are resellers of computer software and hardware, and also provide technical support for certain software. The Company's customers consist of business and governmental entities, geographically dispersed throughout the United States and abroad. Revenues from foreign sales for the periods ended March 31, 1997 and April 30, 1996, were approximately eight and nine percent of total sales, respectively, most of which were from Europe. As a reseller, the Company is dependent on third-party suppliers, with over seventy percent of the Company's revenues derived from products it obtains from three suppliers.

Basis of Presentation
     The consolidated financial statements as of and for the periods ended March 31, 1997 and April 30, 1996, include the consolidated financial statements of Sento and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     During the first quarter of fiscal 1997, the Company changed its year-end from April 30 to March 31. Accordingly, the accompanying 1997 consolidated balance sheet is as of March 31, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows are for the eleven months then ended. Comparable summary income statement amounts for the eleven-month periods ending March 31, 1997 and 1996, are: revenues, $17,609,586 and $12,709,678; gross profit, $6,186,028 and
$4,988,428; income tax expense, $16,139 and $256,745; net income $22,416 and
$348,996; and net income per share, $0.01 and $0.08.

Inventories
     Inventories consist primarily of computer software disks and supplies and third party supplier products which are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

Fixed Assets
     Fixed assets are stated at cost. Depreciation of fixed assets is computed on the straight-line method over the estimated useful lives of individual classes of assets. The estimated useful lives of the individual classes of assets are as follows:


Buildings............................................   40 years
Furniture and equipment.............................. 3-10 years
Transportation equipment.............................    5 years


Revenue Recognition

     Revenue from the sale of software licenses and hardware sales is recognized at the time of delivery. Revenue from maintenance contracts and customer service is recognized as the service is performed. Deferred maintenance revenue consists of payments received on software maintenance contracts and recorded as revenue over the period of the contract, which is typically one year.

Research and Development

     Research and development costs are expended as incurred.

Software Development Costs and Purchased Software

     Statement of Financial Accounting Standards (SFAS) No. 86, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED, OR OTHERWISE MARKETED, provides for the capitalization of certain software development costs upon the establishment of technological feasibility

            SENTO TECHNICAL INNOVATIONS CORPORATION AND SUBSIDIARIES which is defined by the Company as the completion of a working model of the software. Internal software development costs incurred to date that are eligible for capitalization have been immaterial.

Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and deferred tax liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Income Per Common and Common Equivalent Share

     Net income per common and common equivalent share is computed based on the weighted average number of common shares and dilutive common stock equivalents outstanding during the period. Stock options and warrants are considered common stock equivalents. The number of shares used to compute net income per common and common equivalent share were 4,251,240 and 3,992,768 shares for the periods ended March 31, 1997 and April 30, 1996, respectively.

Stock-Based Compensation

     Effective May 1, 1996, the Company adopted the footnote disclosure provisions of Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION (SFAS 123). SFAS 123 encourages entities to adopt a fair value based method of accounting for stock options or similar equity instruments. However, it also allows an entity to continue measuring compensation cost for stock based compensation using the intrinsic-value method of accounting prescribed by Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25). The Company has elected to continue to apply the provisions of APB 25 and provide pro forma footnote disclosures required by SFAS 123.

Concentration of Credit Risk

     In the normal course of business, the Company provides unsecured credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations. No one customer accounted for more than ten percent of total revenues.

Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) BUSINESS COMBINATION AND ASSET DISPOSITION

     On January 23, 1996, STI and SSI, which were both privately held by the same group of owners, entered into an agreement and plan of reorganization (Exchange Agreement) with Amacan Resources Corporation (Amacan) wherein STI and SSI became wholly owned subsidiaries of Amacan. The Exchange Agreement was approved by Amacan stockholders on April 18, 1996. Since 1974, Amacan, a publicly-traded company, has been almost exclusively engaged as a participant with others in oil and gas operations and development. Amacan's principal assets were working interests in producing oil and gas wells and options or rights to participate in the drilling of additional wells. As part of the merger, Amacan was renamed Spire International Corp., which was subsequently changed to Sento Technical Innovations Corporation.

     Upon approval of the Exchange Agreement by the Amacan stockholders, (a) the 389,102 shares of Amacan's common stock previously outstanding (as adjusted for a reverse stock split) remained outstanding and (b) Amacan issued an additional 3,502,223 shares of its com-

         SENTO TECHNICAL INNOVATIONS CORPORATION AND SUBSIDIARIES mon stock for all of the issued and outstanding shares of STI and SSI's common stock. The business combination is treated for accounting purposes as a "reverse merger" wherein STI and SSI are shown as the acquiring companies because the former stockholders of STI and SSI have the significant majority of the outstanding common stock after the combination, and management of STI and SSI has become the management of the combined companies. The business combination is accounted for using the purchase method of accounting with the net assets of Amacan being recorded at their fair value at the date of closing and the operating results of Amacan prior to the business combination are not included with the historical operating results of STI and SSI.

     The following pro forma financial information presents the combined results of operations of STI, SSI, and Amacan as if the acquisition had occurred as of May 1, 1995. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had STI, SSI, and Amacan constituted a single entity during such periods.


                            Year ended April 30, 1996
            -------------------------------------------------------
            Net sales................................. $ 14,020,329
            Net income................................      238,365
            Net income per share......................         0.06


     As described above, the Company acquired Amacan's interest in oil and gas producing properties in the business combination. On May 1, 1996, these properties were sold to an unrelated party. The properties were recorded at fair market value as of acquisition date, as determined by the subsequent sales price. Accordingly, no gain or loss was recorded on the disposal. The operating loss for the oil and gas operations during the period from date of acquisition (April 18, 1996) to April 30, 1996, was insignificant.

(3) NOTE PAYABLE TO BANK AND LONG-TERM DEBT

     The Company has a $1,000,000 line of credit, at prime plus two percent, secured by the Company's accounts receivable. No amounts were outstanding at March 31, 1997 or April 30, 1996. The line expired June 1, 1997. The Company anticipates that the line will be renewed. The Company also has a $350,000 line of credit at prime plus two percent, secured by equipment, expiring May 1, 1999.

     Long-term debt at March 31, 1997 and April 30, 1996, consisted of the following:

                                                                                                1997           1996
                                                                                              -----------------------
8.25% first mortgage payable in monthly installments of $1,173, including interest, with final payment of $107,417 due July 15, 1999, secured by the
  Company's land and building with a book value of $250,167..............................     $118,095       $121,909

8.70% SBA loan payable in monthly installments of $1,078, including interest,
  secured by the Company's land and building with a book value of $250,167...............       98,266        101,503
                                                                                              ---------       -------
Total long-term debt.....................................................................      216,361        223,412
                                                                                              ---------       -------
Less current portion.....................................................................        8,286          7,721
                                                                                              ---------       -------
Long-term debt, excluding current portion................................................     $208,075       $215,691
                                                                                              ---------       -------
                                                                                              ---------       -------
     Aggregate maturities of long-term debt are as follows: 1998, $8,286; 1999, $9,009; 2000, $114,094; 2001, $4,979; 2002,
$5,430; and thereafter $74,563.


            SENTO TECHNICAL INNOVATIONS CORPORATION AND SUBSIDIARIES

(4) OTHER ASSETS

EXCLUSIVE LICENSE AGREEMENT

  Effective July 1, 1996, the Company entered into an Exclusive License and Technical Assistance Agreement (the ASI License Agreement) with Australian Software Innovations (Services) Pty. Ltd. (ASI), a limited company organized under the laws of the Commonwealth of Australia. ASI, which maintains its principal office in Sydney, Australia, develops and markets performance monitoring software and provides related technical consulting services to customers located in Asia, Europe, the United Kingdom, and the United States. Under the terms of the ASI License Agreement, the Company acquired an exclusive license (the License) in North and South America during a five-year term (which may be extended for up to three additional five-year periods) to use, market, modify, manufacture, assemble, test, and modify ASI's SYSMON software program. In consideration of the grant of the License, the Company paid to ASI a non-refundable license fee in the amount of $550,000 and agreed to pay royalties to ASI during the term of the ASI License Agreement, based upon product and maintenance revenues generated by the Company for the use, sale, license, and provision of technical support and maintenance services attributable to the SYSMON software. In the event the Company fails to meet certain performance criteria set forth in the ASI License Agreement, ASI may terminate the exclusive nature of the ASI License throughout the remainder of the ASI License term. The license fee, included in other assets in the accompanying 1997 consolidated balance sheet, is being amortized over five years with $73,600 of amortization expended during fiscal 1997. Royalties paid to ASI totaled $123,502 during fiscal 1997.

OPTION AGREEMENT

  On September 10, 1996, the Company entered into an ASI Option Agreement by and among the Company, ASI, Kilat Holdings Pty. Limited (Kilat), a limited company organized under the laws of Australia and the sole shareholder of ASI and Eng Lee and Mary Lee, the sole shareholders of Kilat (the ASI Shareholders). Under the terms of the ASI Option Agreement, ASI granted to the Company an option (the ASI Option), exercisable at the Company's discretion any time prior to September 10, 1997, to acquire all or any portion of the tangible and intangible assets of ASI, as determined by the Company.
  As consideration for the grant of the ASI Option, the Company paid to ASI an option purchase payment in the amount of $130,000. In the event the Company elects to exercise the ASI Option for the purchase of all ASI assets, the Company has agreed to pay to ASI the exercise price of $1,405,000, consisting of cash in the amount of $1,055,000 and 87,500 shares of common stock, subject to certain adjustments to the cash portion of the exercise price to reflect the profit or loss of ASI for the period from April 30, 1996 through October 31, 1996. The Company has also agreed to assume certain liabilities associated with the assets of ASI to be acquired by the Company. The option purchase payment, included in other current assets in the accompanying 1997 consolidated balance sheet, will either be included as part of the purchase price upon exercise or expensed if not exercised by the end of the option period.

(5) INCOME TAXES

Income tax expense consists of:
                                                       Current        Deferred           Total
                                                     -----------------------------------------
Eleven months ended March 31, 1997:
   Federal                                             $  66,187     $ (54,438)      $  11,749
   State                                                  12,395        (8,005)          4,390
   -------------------------------------------------------------------------------------------
                                                       $  78,582     $ (62,443)      $  16,139
                                                     -----------------------------------------
Year ended April 30, 1996:
   Federal                                             $ 167,935     $   3,127       $ 171,062
   State                                                  25,683            --          25,683
   -------------------------------------------------------------------------------------------
                                                       $ 193,618     $   3,127       $ 196,745
                                                     -----------------------------------------

                                       25

            SENTO TECHNICAL INNOVATIONS CORPORATION AND SUBSIDIARIES

  Actual income tax expense differs from the "expected" tax expense (computed by applying the U.S. federal corporate income tax rate of 34 percent to income before income taxes) as follows:

                                                           1997            1996
                                                           ----            ----
Computed "expected" tax expense                       $   13,108      $ 182,342
Increase (decrease) in income taxes resulting from:
   State income taxes, net of federal tax benefit          2,897         16,950
   Other                                                     134         (2,547)
--------------------------------------------------------------------------------
     Income tax expense                               $   16,139      $ 196,745
     ---------------------------------------------------------------------------

  The tax effects of temporary differences that give rise to current deferred tax assets and noncurrent deferred tax liabilities at March 31, 1997 and April 30, 1996, are presented below:
                                                           1997           1996
                                                           ----           ----
Current deferred tax assets:
  Other accrued expense                                $  28,125             --
  Deferred compensation                                       --         16,514
  Allowance for doubtful accounts                         70,792         42,723
  -----------------------------------------------------------------------------
       Total gross current deferred assets                98,917         59,237
Less valuation allowance                                      --         16,514
-------------------------------------------------------------------------------
       Net current deferred tax assets                    98,917         42,723
  -----------------------------------------------------------------------------
Noncurrent deferred tax assets:
  Investment tax credit carry forwards                    10,095         10,095
  Net operating loss carry forward                        60,624         73,903
  -----------------------------------------------------------------------------
       Total gross noncurrent deferred assets             70,719         83,998
Less valuation allowance                                  20,181          3,667
-------------------------------------------------------------------------------
       Net noncurrent deferred tax assets                 50,538         80,331
Deferred tax liability -- tax depreciation in excess
 of book depreciation                                     55,871         91,913
-------------------------------------------------------------------------------
       Net noncurrent deferred tax liability          $    5,333       $ 11,582
  -----------------------------------------------------------------------------

  The valuation allowance for deferred tax assets as of May 1, 1995, was $-0-. The net change in the total valuation allowance for the periods ended March 31, 1997 and April 30, 1996, was an increase of $-0- and $20,181, respectively.

  Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of March 31, 1997, will be allocated as an income tax benefit to be reported in the consolidated statement of operations.

  At March 31, 1997, the Company has net operating loss carryforwards for federal income tax purposes of $178,306 which expire from 2004 to 2011. The Company also has investment tax credit carryforwards for federal income tax purposes of $10,095 which expire from 1997 to 2001.

(6) LEASES

  The Company has operating leases for office space and equipment. The Company incurred rent expense of $115,276 and $80,426 for the periods ended March 31, 1997 and April 30, 1996, respectively. Future minimum rent payments under existing operating leases are $149,340 in fiscal 1998 and $15,540 in fiscal 1999.

(7) RETIREMENT PLAN

     The Company has a qualified defined contribution retirement plan under
Section 401(k) of the Internal Revenue Code. The plan covers all employees who meet minimum age and service requirements, and allows participants to defer a portion of their annual compensation on a pretax basis. In addition, employer contributions are made at the discretion of the Board of Directors. Participants are fully vested at all times in employee contributions. Employer contributions vest over a six-year period. Employer contributions of $11,438 and $12,376 were made for the periods ended March 31, 1997 and April 30, 1996, respectively.

(8) COMMON STOCK

STOCK OPTION PLAN

     The Company has adopted a stock option plan (the Plan) pursuant to which the Company's Board of Directors may grant stock options to officers and key employees. The Plan authorizes grants of options to purchase up to 1,000,000 shares of authorized but unissued common stock. Stock options are granted with an exercise price not less than the stock's fair market value at the date of grant. All stock options have ten-year terms, vest at from 10 percent - 40 percent per year at the end of each of the first four years. At March 31, 1997, there were 156,815 additional shares available for grant under the Plan.

Stock option activity during the periods indicated is as follows:

                                                                                     Years ended March 31,
                                                                   -------------------------------------------------------------
                                                                              1997                           1996
                                                                   ------------------------------  -----------------------------
                                                                    Number      Weighted-average     Number     Weighted-average
                                                                   of shares     exercise price     of shares    exercise price
                                                                   ------------------------------  -----------------------------
Balance outstanding at beginning of year                            516,685          $ 2.28            --           $  --
Granted                                                             366,500            4.19         516,685           2.28
Forfeited                                                           (40,000)           2.28            --              --
--------------------------------------------------------------------------------------------------------------------------------
Balance outstanding at end of year                                  843,185            3.19         516,685           2.28
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Options exercisable at end of year                                  115,502            1.35          41,830           1.24
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Weighted-average fair value of options granted during the year                       $ 1.22                         $ 0.50


The following table summarizes information about stock options outstanding at March 31, 1997:


                              Number         Weighted-average                          Number
                           outstanding at       remaining        Weighted-average    exercisable at     Weighted-average
   Exercise price          March 31, 1997    contractual life     exercise price     March 31, 1997      exercise price
--------------------------------------------------------------------------------------------------------------------------
       $ 1.24                 278,685              8.6                $ 1.24            111,502$             1.24
         3.50                 198,000              8.9                  3.50               --                3.50
         4.00                 227,000              9.8                  4.00               --                4.00
         4.50                 139,500              9.8                  4.50              4,000              4.50
                              --------                                                  -------
                              843,185                                                   115,502
                              --------                                                  -------
                              --------                                                  -------


     The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1997 -expected dividend yield zero percent, risk-free interest rate of 6.75 percent, expected life of 5 years, and expected stock-price volatility of 62.9 percent; 1996 -expected dividend yield zero percent, risk-free interest rate of 6.15 percent, expected stock-price volatility of 62.9 percent, and expected life of five years.

     The Company applies APB 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                 1997               1996
                                              -----------------------------
Net income                   As reported      $ 22,416            339,555
                              Pro forma          5,597            323,478
Primary earnings per share   As reported          0.01               0.08
                              Pro forma             --               0.08

     Pro forma net income reflects only options granted in 1997 and 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 may not be representative of the effects on reported net income for future years.

STOCK WARRANTS

     The Company has also granted warrants to outside consultants. On January 20, 1997, 70,000 warrants were granted with an exercise price of $3.75 per share and on March 20, 1997, 30,000 warrants were granted with an exercise price of $4.50 per share. Each warrant expires two years from date of grant. Total compensation expense of $107,000 will be recognized over two years of which $7,000 was recognized in 1997.

PRIVATE PLACEMENT

     In June 1996, the Company completed a private offering of unregistered shares of its common stock to certain accredited investors. The shares were offered in units, at $7.00 per unit, with each unit consisting of two shares of common stock plus one warrant to buy one share of common stock for $3.50 before April 30, 1998. In the offering, the Company sold 223,024 units consisting of 446,048 shares of common stock and warrants to purchase 223,024 shares of common stock from which $1,561,168 of net cash proceeds were received.

EMPLOYEE STOCK PURCHASE PLAN

     A stock purchase plan was adopted by the Board of Directors of the Company on April 18, 1996, and approved by the shareholders on September 10, 1996, under which 200,000 shares of common stock were reserved for possible future issuance to employees of the Company and other individuals thereunder. The purpose of the stock purchase plan is to provide a method whereby employees of the Company and certain of its subsidiaries, except for employees who own beneficially five percent or more of the voting stock of the Company, may acquire a proprietary interest in the Company through the purchase of shares of common stock. The stock purchase plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. As of March 31, 1997, the Company had sold 13,761 shares to employees of the Company pursuant to the stock purchase plan.

(9) SUBSEQUENT EVENTS

     In May 1997, the Company commenced a private offering to sell unregistered shares of its common stock to certain accredited investors. The shares were offered in 240,000 units, at $12.50 per unit, with each unit consisting of three shares of common stock together with one warrant to buy one share of common stock for $5.50 before May 31, 1999.

                             MARKET INFORMATION

PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is listed under the trading symbol "SNTO" on the NASDAQ Small Cap Market maintained by the National Association of Securities Dealers (the "NASD"). Prior to November 19, 1996, the Common Stock was quoted on the over-the-counter bulletin board market maintained by the NASD. The following table sets forth the range of bid prices for the Common Stock in the over-the-counter market for the periods indicated prior to November 19, 1996, as reported by the National Quotation Bureau, as well as the range of closing trading prices for the Common Stock on the Small Cap Market for the periods indicated thereafter. The over-the-counter market quotations represent prices in the market between dealers in securities; they do not include retail markup, markdown, or commissions, and do not necessarily represent actual transactions. Prices shown for the quarter ended April 30, 1996 and subsequent periods reflect the consummation of the Company's share exchange in April 1996, including a one-for-seven reverse split of the shares of Common Stock issued and outstanding at the effective time of the share exchange.


                                Bid Prices/Closing Prices
                              -----------------------------
                              -----------------------------
QUARTER ENDED                    HIGH               LOW
-----------------------------------------------------------
March 31, 1997                 $ 5.00             $ 3.50
December 31, 1996                3.63               3.38
September 30, 1996               6.00               4.25
June 30, 1996 (two months)       6.00               1.3125

April 30, 1996                 $ 6.00             $ 1.3125
January 31, 1996                  .375               .03125
October 30, 1995                  .125               .03125
July 31, 1995                     .125               .05



                             CORPORATE INFORMATION

BOARD OF DIRECTORS
GARY B. GODFREY
Chairman and Chief Executive Officer
Sento Technical Innovations Corporation

ROBERT K. BENCH
President and Chief Financial Officer
Sento Technical Innovations Corporation

BRIAN W. BRAITHWAITE
Secretary/Treasurer
Sento Technical Innovations Corporation

WILLIAM A. FRESH (1)(2)
Private Investor

SHERMAN H. SMITH (1)(2)
C.P.A. and Partner
Schmitt, Griffiths, Smith & Co.

KIETH E. SORENSON
Managing Partner
Sorenson, Thomas & Co., a private investment company

ENG LEE
Managing Director
Australian Software Innovations, Pty., Ltd.


CORPORATE OFFICERS

GARY B. GODFREY
Chairman and Chief Executive Officer

ROBERT K. BENCH
President and Chief Financial Officer

BRIAN W. BRAITHWAITE
Secretary/Treasurer


SUBSIDIARY OFFICERS

F.J. ALLEN
President
Spire Systems, Inc.

GARY B. GODFREY
President
Spire Technologies, Inc.

ENG LEE
Managing Director
Australian Software Innovations, Pty Ltd.

DOUGLAS D. YATES
President
DewPoint Distributed Solutions, Inc.


ANNUAL MEETING OF STOCKHOLDERS

The annual meeting of stockholders will be held on Monday, August 18, 1997, at 10:00 a.m. at the offices of Kimball, Parr, Waddoups, Brown & Gee, 185 South State Street, Salt Lake City, Utah 84147.

CORPORATE HEADQUARTERS

SENTO TECHNICAL INNOVATIONS CORPORATION
311 North State Street - Orem, Utah 84057
Tel (801)226-6222 - Fax (801) 224-2426








INTERNATIONAL OFFICES AND AFFILIATES

AUSTRALIA/SOUTHEAST ASIA
AUSTRALIAN SOFTWARE INNOVATIONS, PTY. LTD.
Level 3 - 51 Rawson Street - Epping, NSW 2121 Australia

UNITED KINGDOM/EUROPE
AVALAN TECHNOLOGY, LTD.
Willow Grange - Church Road - Watford, Herts WD1 3QA U.K.


CORPORATE INFORMATION

TRANSFER AGENT AND REGISTRAR
Atlas Stock Transfer
Murray, Utah

INDEPENDENT AUDITORS
KPMG Peat Marwick LLP
Salt Lake City, Utah

COMMON STOCK
The company's stock is listed on the NASDAQ Stock Market under the symbol SNTO

CORPORATE COUNSEL
Kimball, Parr, Waddoups, Brown & Gee
Salt Lake City, Utah

INVESTOR RELATIONS
Coffin Communications Group
Sherman Oaks, California

INVESTOR INFORMATION
A copy of the Company's annual report, SEC Form 10-KSB, quarterly SEC Form 10-QSBs, and press releases are available upon written request to:

     Investor Relations
     Sento Technical Innovations Corporation
     311 North State Street
     Orem, Utah 84057

This information is also available on our web site: www.sento.com

(1) Compensation Committee
(2) Audit Committee